

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Adrian McKenzie
Chief Executive Officer
DNA BRANDS INC
275 E. Commercial Blvd., #208
Lauderdale By The Sea , FL 33308

> **Re: DNA BRANDS INC**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed September 27, 2021**
> **File No. 024-11471**

Dear Mr. McKenzie:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A filed September 27, 2021

Index to Financial Statements, page 59

1. We note that you have provide interim financials as of and for the period ended June 30, 2021. However, you have not provide financials for the corresponding period of the preceding fiscal year, which is required by Part F/S(b)(5)(i). In addition, we note that your statement of operations only cover the period from April - June 2021. Please revise your financial statements to provide a statement of operations for the period January through June 2021 and corresponding periods for 2020.

Part III - Exhibits
Exhibit 12.1, page III-1

2. Please have counsel revise his legal opinion to reflect that you are now offering 200,000,000 shares of common stock.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services